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                                                    EXHIBIT 99(a)(5)(F)


                       IN THE UNITED STATES DISTRICT COURT
                          WESTERN DISTRICT OF MISSOURI


WASHINGTON SAVINGS BANK,            )
on Behalf of itself and All Others  )
Similarly Situated                  )
                                    )
                   Plaintiff,       )
                                    )
         vs.                        )       Case No. 01-0213-CV-W-5
                                    )
WESTFIELD AMERICA, INC.             )
WESTFIELD AMERICA TRUST,            )
FRANK P. LOWY, PETER S. LOWY,       )
DAVID M. LOWY, FREDERICK G.         )       JURY TRIAL DEMANDED
HILMER, ROY L. FURMAN,              )
HERMAN HUIZINGA,                    )
BERNARD MARCUS,                     )
LARRY A. SILVERSTEIN and            )
FRANCIS T. VINCENT, JR.,            )
                                    )
                   Defendants.      )


                             CLASS ACTION COMPLAINT

     Plaintiff, individually and on behalf of all others similarly situated, by its attorneys, alleges the following upon information and belief, except as to the allegations which pertain to itself, which allegations are based upon personal knowledge:

                              NATURE OF THE ACTION

     1. This is a shareholder class action on behalf of plaintiff and all public minority stockholders of Westfield America, Inc, ("Westfield" or the "Company"), other than the individual defendants described herein and their affiliates (the "Class"), arising out of a proposed acquisition by the Company's Australian parent, Westfield America Trust ("Westfield Trust") of all of the company's shares outstanding in a deal valued at $720 million (the "Proposed Buyout").

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     2. On February 15, 2001, Westfield America announced that Westfield Trust would purchase all of the Company's shares which it did not already own for $16.25 per share. This price is below the Company's net asset value and is an attempt by the controlling shareholders of Westfield to acquire for itself, without sufficient consideration, Westfield's valuable assets, and to reap substantial economic benefits at the expense of Westfield's public stockholders.

     3. This action seeks to enjoin defendants from breaching their fiduciary duties, and to require them to maximize shareholder value in connection with the Proposed Buyout.

                             JURISDICTION AND VENUE

     4. This Court has jurisdiction pursuant to 28 U.S.C. Section 1332 (a)(1). Plaintiff and defendants are residents and citizens of different states. Plaintiff is a resident of Lowell, Massachusetts, and defendants are residents of countries and states other than Massachusetts. The amount in controversy between plaintiff and defendants exceeds $75,000, exclusive of interest and costs. This is not a collusive action in an attempt to confer jurisdiction on this Court which is would not otherwise have.

     5. Venue is proper in this Judicial District pursuant to 28 U.S.C.
Section 1391(a) because a substantial part of the events or omissions giving rise to the claim occurred in this District.

                                  THE PARTIES

     6. Plaintiff Washington Savings Bank is a stockholder of defendant Westfield America, Inc.

     7. Defendant Westfield is a Missouri real estate investment trust ("REIT") specializing in enclosed shopping centers with executive offices at 11601 Wilshire Boulevard, Los Angeles, California. The Company's portfolio of "Westfield Shoppingtowns" includes clusters of


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shopping centers in major markets in the Midwest, East Coast, and West Coast.
Through its subsidiaries and affiliates, Westfield has shopping centers in eight states. Westfield has approximately 73,000,000 shares of outstanding common stock which are listed and traded on the New York Stock Exchange ("NYSE"). On average, approximately 40,000 shares of Westfield common stock are traded each day.

     8. Defendant Westfield America Trust ("Westfield Trust") is an Australian public property trust and the parent company of Westfield with executive offices at 11601 Wilshire Boulevard, Los Angeles, California. Westfield Trust is the indirect beneficial owner of approximately 80% Westfield common stock, inclusive of convertible preferred shares. the Trust's holdings comprise approximately 80% of the common shares of the Company.

     9. Defendant Frank P. Lowy ("F. Lowy") is the Chairman of the Board of Directors of Westfield and Westfield Holdings Limited ("Westfield Holdings"), an affiliate of Westfield Trust that indirectly controls Westfield Trust's equity interests in Westfield. He is also the founder of Westfield Holdings. He can be served at the Company's executive offices, 11601 Wilshire Boulevard, Los Angeles, California.

     10. Defendant Peter S. Lowy ("P. Lowy") is a Director and Co-President of Westfield. P. Lowy is also a Managing director of an Westfield Holdings. He can be served at the Company's executive offices, 11601 Wilshire Boulevard, Los Angeles, California.

     11. Defendant David Lowy ("D. Lowy") is a Director of Westfield, as well as a Managing Director of Westfield Holdings. P. Lowy and D. Lowy are brothers and the sons of Frank P. Lowy. D. Lowy can be served at the Company's executive offices, 11601 Wilshire Boulevard, Los Angeles, California.


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     12. Defendants F. Lowy, P. Lowy, and D. Lowy, along with Steven Lowy, collectively own 32% of Westfield Holdings and thus indirectly control the vote of approximately 80% of the Company's shares.

     13. Defendant Frederick G. Hilmer ("Hilmer") is a Director of Westfield. He can be served at the Company's executive offices, 11601 wilshire Boulevard, Los Angeles, California.

     14. Defendant Roy. L. Furman ("Furman") is a Director of Westfield. Furman was also Chief Executive Officer of Livent, Inc., which was the subject of a massive securities fraud that drove that company into bankruptcy. Certain of Livent's senior management are currently being sued by the Securities and Exchange Commission for their participation in the fraud. Furman can be served at the Company's executive offices, 11601 Wilshire Boulevard, Los Angeles, California.

     15. Defendant Herman Huizinga ("Huizinga") is a Director of Westfield. He can be served at the Company's executive offices, 11601 Wilshire Boulevard, Los Angeles, California.

     16. Defendant Bernard Marcus ("Marcus") is a Director of Westfield. He can be served at the Company's executive offices, 11601 Wilshire Boulevard, Los Angeles, California.

     17. Defendant Larry A. Silverstein ("Silverstein") is a Director of Westfield. He can be served at the Company's executive offices, 11601 Wilshire Boulevard, Los Angeles, California.

     18. Defendant Francis T. Vincent, Jr. ("Vincent") is a Director of Westfield. He can be served at the Company's executive offices, 11601 Wilshire Boulevard, Los Angeles, California.

     19. Defendants F. Lowy, P. Lowy, D. Lowy, Hilmer, Furman, Huizinga, Marcus, Silverstein and Vincent are hereinafter referred to as the "Individual Defendants."


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     20. By reason of the Individual Defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with plaintiff and the other public shareholders of Westfield, and owe plaintiff and other members of the Class the highest obligations of good faith, fair dealing, due care, loyalty, and full, candid and adequate disclosure. In addition, by reason of their control over 80% of the voting interests of Westfield, defendants Westfield Trust, F. Lowy, P. Lowy, and D. Lowy are controlling shareholders. By virtue of this relationship, they owe a fiduciary duty to plaintiff and other members of the Class, requiring the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

                            CLASS ACTION ALLEGATIONS

     21. Plaintiff brings this action pursuant to the common law of Missouri on its own behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Westfield and who are or will be threatened with injury arising from defendants' conduct as fully described herein. Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     22. This action is properly maintainable as a class action for the following reasons:

         a. Westfield has approximately 16.48 million outstanding shares of common stock which are publicly owned. Westfield's stock is actively traded on the New York Stock Exchange under symbol WEA. The Class is so numerous that joinder of all members is impracticable. There are hundreds of shareholders of record of Westfield common stock and likely thousands of beneficial stockholders located throughout the United States.


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         b. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member, including, INTER ALIA, the following:

                           (i) whether defendants have engaged in and are continuing to breach their fiduciary duties owed by them toward plaintiff and the members of the Class;

                           (ii) whether defendants have breached their fiduciary duty to maximize shareholder value to plaintiff and other members of the Class by failing to establish procedures to sell the Company's assets at the maximum price;

                           (iii) whether the Proposed Buyout challenged herein is unfair to the Class, and constitutes a breach of the duty of fair dealing with respect to the public stockholders of Westfield; and

                           (iv) whether the Class is entitled to injunctive relief and/or damages as a result of defendants' wrongful conduct.

         c. Plaintiff's claims are typical of the claims of the other members of the Class; and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class.

         d. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

         e. Questions of law and fact common to the members of the Class predominate over any questions affecting only individual members, and a class action is superior to



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other available methods for the fair and efficient adjudication of the controversy. Plaintiff anticipates no problems in managing this action as a class action.

         f. Defendants have acted on grounds generally applicable to the Class with respect to the maters alleged by plaintiff, thereby making appropriate the relief sought herein with respect to the Class as a whole.

         g. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent of varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

         h. The likelihood that individual members of the Class will prosecute separate individual actions is remote because of the burden and expense of prosecuting litigation of this nature and magnitude.


                             SUBSTANTIVE ALLEGATIONS

     23. On January 23, 2001, Westfield announced its financial results for the fourth quarter and year ended December 31, 2000. Funds from operations (FFO) rose to $52.8 million or $.49 per share in the fourth quarter, as compared to $49.7 million or $.47 per share for the same period in the prior year. This represented a 4.3% increase on a per share basis. Revenues for the quarter were $141 million in comparison to $131.3 million for the same period in 1999. For the year ended December 31, 2000, the companies FFO was $195.2 million or $1.83 per share as compared to $177 million or $1.73 per share for the prior year, representing a 5.8% increase on a per share



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basis. Mall shop sales per square foot increased 4.7% from the prior year.
The Company expected to pay a fourth quarter dividend to shareholders of $.37 per share, totaling $1.48 per share on an annual basis.

     24. Comparatively, on February 7, 2001, General Growth Properties posted FFO for the year of $1.39 per share, missing analysts consensus estimate $1.47 per share. The news triggered a sell-off in that Company's stock and several downgrades amid concerns that other shopping mall REITs might also report lackluster performance.

     25. On February 15, 2001, Westfield announced that it had entered into a definitive agreement with its Australian parent, Westfield Trust, to buy all of the Company's shares outstanding that it did not already own (approximately 22.5% or 16.48 million) for $16.25 per share. The transaction, which included the assumption of debt, was valued at $720 million, representing a 12% premium to the company's closing price on February 14. Pursuant to the agreement, Westfield Trust intends to effect the Proposed Buyout through a two-step transaction - a tender offer for all of the unaffiliated publicly owned Westfield shares at a price of $16.25 per shares, followed by a short-form merger if a significant amount of Westfield shares are tendered to increase Westfield Trust's ownership to 90%.

     26. Westfield Trust announced that it intended to fund the stock purchase through a private placement; it also agreed to pay dividends on a pro rata basis until the conclusion of the tender offer.

     27. Shares of the Company's stock increased almost 14% on Wall Street after the announcement of the deal, rising above the Proposed Buyout price of $16.25 and hitting a high of



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$16.50 per share. Compared to an average daily volume of approximately 40,000 shares, 1,153,100 shares traded hands on February 15, 2001.

     28. The increased activity and increase in per share price of Westfield common stock reflected that the market considered the shares to be worth more than the $16.25 offered by Westfield Trust and that the market expected the deal to close only at a higher price. Shares of Westfield's common stock have sold above the $16.25 per share price offered since the announcement of the tender offer.

     29. On February 23, 2001, the Australian press reported that "Frank Lowy's Westfield Holdings" was on track to deliver its 41st consecutive annual profit rise after posting a 13.5% gain to $76.5 million (Australian) in net profit for the first half of the fiscal year. The press reported that, while the Australia operations fell by approximately 36%, the U.S. operations' profit rose about 46%. This rise in US profits was due, in large part, to the FFO reported by Westfield.

     30. The per share price of $16.25 of the Proposed Buyout by Westfield Trust is an inadequate price because it is below the Company's net asset value, which is estimated by analysts to range from $16.50 to $17.50. Moreover, the price is inadequate in comparison to the recent tender offer at a 40% premium to purchase shares of a comparable shopping mall REIT, Urban Shopping Centers, Inc., by Dutch-based Rodamco North America NV. In addition, while Westfield had produced an annual total return (including dividends and price appreciation) of approximately 8.5% since its IPO in 1997, the shopping mall REIT average was only 4% over the same period.

     31. The Lowy defendants have an inherent conflict of interest due to their control, ownership, and financial interest in both Westfield Trust and the Company. The Proposed Buyout was not the result of arm's length-negotiations, or the result of an independent sales process to the



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highest bidder, but rather a controlled transaction which is evidenced by the unfairly low Buyout price. The Lowy directors thus have engaged in self-dealing and breached their fiduciary duties to plaintiff and members of the Class.

     32. The other Westfield directors are beholden to the Lowy defendants for their positions and perquisites, and therefore their approval of the Proposed Buyout was not the result of a disinterested business judgment.

     33. Westfield, Westfield Trust, and the Individual Defendants have breached their fiduciary duties to plaintiff and the Class, and will continue to violate their fiduciary duties to the public stockholders of Westfield unless they take those steps designed to maximize shareholder value.

     34. By the acts, transactions and courses of conduct alleged herein, defendants are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in Westfield.

     35. As a result of the actions of defendants, plaintiff and other members of the Class have been and will be damaged in that they have not received, and will not receive, their fair proportion of the value of the Company's assets and businesses, and will be prevented from obtaining appropriate consideration for their equity interest in Westfield.

     36. Unless enjoined by this Court and required to maximize shareholder value, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class.



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     37. Plaintiff and the Class have no adequate remedy at law, and only through this Court's exercise of its equitable powers can Westfield's public shareholders be fully protected from the immediate and irreparable injury defendants' actions threaten to inflict.


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                                PRAYER FOR RELIEF

     WHEREFORE, plaintiff demands preliminary and permanent relief in his favor and in favor of the Class against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action;

     B. Enjoining the Proposed Transaction until the Individual Defendants carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

         1) cooperate fully with any person or entity, having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout of the public's equity interest by Westfield Trust or an unaffiliated third party;

         2) undertake an appropriate evaluation of Westfield's worth in a potential sale; and

         3) take all appropriate steps to enhance the value of the public's equity stake and Westfield's value as an acquisition candidate;

     C. Directing that Westfield Trust pay to plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

     D. Awarding the plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

     E. Granting such other and further relief as this Court may deem just and proper.



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Dated:   February 26, 2001
                                Respectfully submitted,

                                NIEWALD, WALDECK & BROWN, P.C.
                                Twelve Wyandotte Plaza
                                120 West 12th Street, Suite 1300
                                Kansas City, Missouri  64105
                                (816) 471-7000
                                (816) 474-0872 - Telecopier


                                By:  /s/ ANGELA K. GREEN
                                   --------------------------------------------
                                    Angela K. Green             Mo. Bar #35237


                                Neil L. Selinger
                                David C. Harrison
                                LOWEY DANNENBERG BEMPORAD
                                   & SELINGER, P.C.
                                The Gateway, 11th Floor
                                One North Lexington Avenue
                                White Plains, NY  10601
                                (914) 997-0500

                                Peter A. Lagorio
                                GILMAN & PASTOR LLP
                                999 Broadway, Suite 500
                                Saugus, MA  01906
                                (781) 231-7850

                                ATTORNEYS FOR PLAINTIFF



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